

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via E-mail</u>
Roger A. May
Manager and Principal Financial Officer
NGA Holdco, LLC
21 Waterway Avenue; Suite 150
The Woodlands, TX 77380

  Re: NGA HoldCo, LLC
    Form 10-K for the Year Ended December 31, 2011
    Filed June 5, 2012
    File No. 0-52734

Dear Mr. May:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Rufus Decker

      Rufus Decker
      Accounting Branch Chief